Exhibit 99.1

Opera Announces $50 Million Share Repurchase Program

OSLO, Norway, January 20, 2022 -- Opera Limited (Nasdaq: OPRA) (“Opera”, or the “Company”), a global web innovator with an engaged and growing base of hundreds of millions of monthly active users who seek a better internet experience, today announced that its board of directors has approved a share repurchase program (the “Program”), which authorizes the Company’s management to execute the repurchase of up to US$50 million of its American Depositary Shares (“ADSs”), each representing two ordinary shares, by March 31, 2024.

Mr. Yahui Zhou, the Company’s CEO, stated: “We believe that the share price and market value of Opera are currently significantly undervalued in light of our solid trajectory and outlook. In addition, Opera holds three minority investments in private companies that represent additional unrealized value to our shareholders. Given our strong cash position, we believe repurchasing Opera stock offers a compelling ROI opportunity, and an opportunity for us to create value for our shareholders.”

The Company’s management intends to launch the repurchases in the next trading window which is expected to take place in February 2022, and the proposed purchases will be made from time to time in an opportunistic manner and depending on market conditions. The Company plans to fund repurchases from its existing cash balance.

Under the Program, the Company may repurchase its ADSs from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The Company may effect repurchase transactions in compliance with Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

Any repurchases pursuant to the Program will be made at management’s discretion at prices considered to be attractive and in the best interests of both the Company and its shareholders, subject to a number of factors, including, but not limited to, price and trading volume of the ADSs, general market conditions, applicable securities laws and the Company’s financial performance. The Program will be reviewed by the board of directors and may be suspended, terminated, or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other factors deemed appropriate. These factors may also affect the timing and amount of share repurchases. The Program does not obligate the Company to repurchase any of its ADSs.

About Opera

Opera is a global web innovator with an engaged and growing base of hundreds of millions of monthly active users who seek a better internet experience. Building on over 25 years of innovation that started with browser products, Opera is now leveraging its brand and highly engaged user base in order to expand its business into new segments. Today, Opera offers users around the world a range of products and services that include PC and mobile browsers, the newsreader Opera News, and apps dedicated to gaming, e-commerce and classifieds. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA).

Learn more about Opera at www.investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com

Safe Harbor Statement

This announcement contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.